Filed by Modiv Industrial, Inc.
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934, as amended
Subject Company: Modiv Industrial, Inc.
Commission File No.: 001-40814

IMPORTANT ALERT

The important Special Meeting of Stockholders of Modiv Industrial, Inc. is just about two weeks away and according to our latest records, we have not yet received your vote in connection with the proposed merger with Global Net Lease, Inc. (the “Merger”). Your Board of Directors unanimously recommends that you vote FOR the Merger and related proposals.

We welcome your participation in the Special Meeting.  If you have not already done so, please vote TODAY via the Internet, by telephone, or by signing, dating, and returning the enclosed proxy card or voting instruction form in the envelope provided. If you have received this letter by email, you may also vote by simply clicking on the “VOTE NOW” button in the accompanying email.

REMEMBER—IF YOU DO NOT VOTE, IT WILL HAVE THE
SAME EFFECT AS A VOTE AGAINST THE MERGER

THEREFORE, YOUR VOTE IS IMPORTANT, NO MATTER
HOW MANY OR HOW FEW SHARES YOU MAY OWN

If you have any questions, or need assistance in voting
your shares, please call our proxy solicitor:

INNISFREE M&A INCORPORATED
1 (877) 750-0926 (toll-free from the U.S. and Canada) or
+1 (412) 232-3651 (from other countries)

Additional Information and Where to Find It

In connection with the Merger, Global Net Lease, Inc. (“GNL”) has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (File No. 333-296382), which was declared effective on June 24, 2026 and includes a proxy statement of Modiv Industrial, Inc. (“Modiv”) with respect to its special meeting of stockholders that also constitutes a prospectus of GNL for the issuance of the common stock of GNL as consideration in the Merger (the “Proxy Statement/Prospectus”). Each of GNL and Modiv filed the Proxy Statement/Prospectus with the SEC on June 24, 2026, and Modiv first mailed the Proxy Statement/Prospectus to its stockholders on or about June 24, 2026. This communication does not contain all of the information that should be considered concerning the Merger and related transactions and is not intended to form the basis of any voting or investment decision or any other decision in respect of the Merger and related transactions.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, MODIV STOCKHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS AND SUPPLEMENTS THERETO, AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH MODIV’S SOLICITATION OF PROXIES FOR THE SPECIAL MEETING BECAUSE THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION ABOUT GNL, MODIV AND THE MERGER AND RELATED TRANSACTIONS.

Investors and security holders may obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or to be filed with the SEC by Modiv or GNL, without charge, on the SEC’s website at www.sec.gov, from Modiv’s website at www.modiv.com/sec-filings/ or by contacting Modiv’s Investor Relations department by email at info@modiv.com, or by directing a request to: Global Net Lease, Inc., 650 Fifth Avenue, 30th Floor, New York, New York 10019, or by email at investorrelations@globalnetlease.com.

Participants in the Solicitation

Modiv, GNL and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the Merger. Information about the directors and executive officers of Modiv, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on March 25, 2026, as amended by Amendment No. 1 on Form 10-K/A, filed with the SEC on April 30, 2026. Information about the directors and executive officers of GNL, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in GNL’s Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on February 25, 2026, and GNL’s proxy statement, dated April 7, 2026, for its 2026 annual meeting of stockholders. Any subsequent changes in the holdings of Modiv’s securities by Modiv’s directors or executive officers or in the holdings of GNL’s securities by GNL’s directors or executive officers have been or will be reflected in Statements of Change in Ownership on Form 4 filed or to be filed with the SEC.  Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Proxy Statement/Prospectus. You may obtain free copies of these documents using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to purchase or the solicitation of an offer to buy or sell any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.